Exhibit 99.1

Galmed Announces a Collaboration Agreement with Tel Aviv University to Evaluate its SCD1 inhibitor, Aramchol, as a Targeted Therapy for Metastatic Brain Cancers

●	Recently, Galmed announced breakthrough medicinal chemistry work converting Aramchol into a brain-penetrant SCD1 inhibitor, potentially positioning Aramchol as a first-in-class therapy for synucleinopathies and other CNS diseases.

●	Among CNS unmet conditions, brain metastasis (BM) remains a lethal progression of the primary cancer in urgent need of novel and effective therapies. Despite multimodal therapies, including surgical resection, chemotherapy, radiotherapy, and immunotherapy, individuals with BM have a poor prognosis, with an overall 2-year survival below 10%.

●	A recent publication from Tel Aviv University (TAU) identified a causal link between p53 inactivation and upregulation of SCD1 as essential for the proliferation of brain-metastasizing cells. The collaboration agreement with Ramot at Tel Aviv University Ltd. - TAU’s technology transfer company - aims to translate these genomic and metabolic insights into a therapeutic strategy using Aramchol, Galmed’s first-in-class brain-penetrating SCD1 inhibitor.

Ramat-Gan, Israel, April 14, 2026 /PRNewswire/ — Galmed Pharmaceuticals Ltd. (NASDAQ: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company for liver disease and GI oncological therapeutics, announced today a research collaboration agreement with Ramot at Tel Aviv University - Tel Aviv University’s technology transfer company - to evaluate Galmed’s brain-penetrating SCD1 inhibitor, Aramchol, as a targeted therapy for metastatic brain cancer. By combining the genomic expertise of the Ben-David Lab with the advanced 3D in vitro and in vivo modeling capabilities of the Satchi-Fainaro Lab (both TAU internationally renowned research labs), Galmed aims to validate Aramchol’s efficacy in treating p53-deficient brain metastases. The findings from the new research would also support Galmed’s clinical work underway at Virginia Commonwealth University’s Massey Comprehensive Cancer Center in colorectal cancers, where p53 mutations are highly prevalent.

The published research by Prof. Ben-David and Prof. Satchi-Fainaro demonstrated that the loss of p53 induces profound metabolic adaptations of the tumor, facilitating metastatic colonization in the lipid-rich brain microenvironment. SCD1, an enzyme that converts saturated fatty acids into monounsaturated fatty acids, is essential for lipid synthesis and membrane production in proliferating cancer cells. Owing to SCD1 upregulation in p53-deficient tumors, its downregulation by Aramchol could potentially treat the metabolic-dependent brain tumor, as confirmed in preclinical models.

Allen Baharaff, Galmed’s Co-founder and CEO commented: “p53 is widely known as the ‘guardian of the genome’, playing a critical role in maintaining cellular integrity, with its mutations often leading to cancer and metastases. The findings that p53 inactivation drives metastasis to the brain through SCD1 upregulation and increased fatty acid metabolism open up a promising and innovative therapeutic option for Aramchol in metastatic cancers. Today’s announced collaboration with the esteemed researchers at TAU maps a potential development path for Aramchol as a novel and effective therapeutic solution for one of the most challenging clinical conditions.”

Prof. Uri Ben-David commented: “A major hurdle in treating brain metastases is understanding how cancer cells adapt to survive in the brain’s unique environment. We recently established that p53 inactivation drives this adaptation through SCD1 upregulation and altered fatty acid metabolism. Collaborating with Galmed enables us to apply Aramchol against SCD1-expressing brain metastases, taking a critical step toward an innovative therapeutic solution for metastatic brain cancer.”

Prof. Ronit Satchi-Fainaro commented:” I am very enthusiastic about this collaboration with Galmed Pharmaceuticals to evaluate Aramchol in our advanced preclinical systems. Following our recent findings published in Nature Genetics on the role of p53 and SCD1 in breast cancer brain metastasis, this partnership represents a valuable opportunity to translate mechanistic insights into therapeutic strategies. Our 3D tumor models and spontaneous brain metastasis models closely recapitulate tumor complexity and metastatic progression in the clinical setting, providing a robust, predictive platform to assess Aramchol’s efficacy and mechanism of action. I believe these models can significantly strengthen the preclinical validation of the drug and support its development in this challenging clinical setting”.

The collaboration is managed by Ramot, Tel Aviv University’s technology transfer company. Ramot is dedicated to bringing the groundbreaking research of Prof. Uri Ben-David and Prof. Ronit Satchi-Fainaro to the clinic. Their work on the metabolic vulnerabilities of p53-deficient tumors represents a transformative approach to treating metastatic brain cancer, offering a new path for patients with high unmet needs.

About Galmed Pharmaceuticals Ltd.:

We are a biopharmaceutical company focused on the development of Aramchol. We have focused almost exclusively on developing Aramchol for the treatment of liver disease, and we are currently seeking to advance the development of Aramchol for oncological indications beyond NASH and fibrosis. In addition, as part of our growth strategy, we are actively pursuing opportunities to expand and diversify our product pipeline, specifically targeting cardiometabolic indications and other innovative product candidates that align with our core expertise in drug development.

About Ramot

Ramot is the Technology Transfer Company of Tel Aviv University, dedicated to transforming pioneering research from university researchers into market-ready products. By scaling up these innovative technologies and integrating them with industry expertise, Ramot fosters strategic partnerships that turn groundbreaking discoveries into global impact.

www.ramot.org

Forward-Looking Statements:

Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to the development path for Aramchol as a novel and effective therapeutic solution. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the development and approval of the use of Aramchol or any other product candidate for indications outside of non-alcoholic steatohepatitis, or NASH, also known as metabolic dysfunction-associated steatohepatitis, or MASH, and fibrosis or in combination therapy; the timing and cost of any pre-clinical or clinical trials of Aramchol or any other product candidate we develop; completion and receiving favorable results of any pre-clinical or clinical trial; regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; the commercial launch and future sales of Aramchol and any future product candidates; our ability to comply with all applicable post-market regulatory requirements for Aramchol, or any other product candidate in the countries in which we seek to market the product; our ability to achieve favorable pricing for Aramchol, or any other product candidate; third-party payor reimbursement for Aramchol, or any other product candidate; our estimates regarding anticipated capital requirements and our needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; our ability to obtain and maintain adequate protection of our intellectual property; the possibility that we may face third-party claims of intellectual property infringement; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; our expectations regarding licensing, acquisitions and strategic operations; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; and the security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel. We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 31, 2026 in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

CONTACT: Galmed Pharmaceuticals Ltd.; investor.relations@galmedpharma.com +972-3-693-8448